EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

	Six Months ended November 30,		Year Ended May 31,
In thousands except ratios	2004	2003	2004	2003	2002	2001	2000
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$99,953	$(35,065)	$51,545	$(40,391)	$72,550	$37,571	$103,974
Fixed charges	38,286	42,306	82,287	53,730	62,367	73,247	63,727
Amortization of capitalized interest	1,404	1,404	2,808	2,808	2,808	1,708	1,424
Less: Interest capitalized	—	—	—	—	—	(15,601)	(12,705)

Adjusted earnings	$139,643	$8,645	$136,640	$16,147	$137,725	$96,925	$156,420

Fixed charges
Interest expense	$33,361	$36,014	$70,608	$42,080	$49,334	$45,376	$41,220
Interest capitalized	—	—	—	—	—	15,601	12,705
Net amortization of debt discount, premium and issuance expense	717	1,910	3,090	3,802	4,346	2,685	2,523
Interest portion of rent expense	4,208	4,382	8,589	7,848	8,687	9,585	7,279

Total fixed charges	$38,286	$42,306	$82,287	$53,730	$62,367	$73,247	$63,727

Ratio of earnings to fixed charges	3.65	.20	1.66	.30	2.21	1.32	2.45

Deficiency of earnings to cover fixed charges	$—	$33,661	$—	$37,583	$—	$—	$—